UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 29, 2005	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM ACQUIRES 60% INTEREST OF WIRELESS OPERATOR IN

TAJIKISTAN

Moscow and New York (December 29, 2005) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has acquired a 60% interest in Limited Liability Company “Tacom”, a cellular operator in Tajikistan. The Company paid a purchase price of US$12 million for the acquired stake. Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses.

In connection with the acquisition of its stake in Tacom, the Company entered into a shareholders agreement with the remaining shareholders in Tacom, who hold a 40% interest in Tacom. One of the remaining shareholders is a beneficial owner and Chairman of Joint Stock Company “Orienbank”, the largest bank in Tajikistan. Among other things, the shareholders agreement grants options to VimpelCom to acquire up to the entire interest held by the remaining shareholders under certain circumstances, thus allowing VimpelCom to own up to 100% of Tacom. The exercise prices for the options are based upon a prescribed formula.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are pleased that we are starting operations in Tajikistan. We will develop and integrate Tacom into the Beeline network and use our unified business approach. Given the latest economic performance of the country and penetration rate of only 4% we see good growth opportunities in Tajikistan.”

Tajikistan is located in Central Asia and borders Uzbekistan, Kyrgyzstan, Afghanistan and China. With a population of approximately 7 million, Tajikistan has one of the highest GDP growth in the CIS with an annual rate of growth in 2004 of 10.5%. Tajikistan has significant bauxite deposits and energy resource and cotton production.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine. The VimpelCom Group’s license portfolio covers approximately 200 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territory of Kazakhstan and Ukraine. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements address the intended benefits to VimpelCom from the transaction described herein and are based on Management’s best assessment, based upon due diligence conducted to date, of each of the Company’s and Tacom’s strategic and financial position and of future market conditions and trends. These statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Tajikistan and general economic developments in Russia and Tajikistan and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.